[redacted]

08031100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Matrix Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue – Suite 601
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Anci — (212) 732-4601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state* [illegible] *middle name*)

3000 Marcus Avenue	Lake Success		11042-1066
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 07 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 31 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Christopher Anci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Matrix Capital Group, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

LILIA M. ARCEO
Notary Public, State of New York
No. 01AR6024486
Qualified in New York County
Commission Expires May 10, 20 11
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MATRIX CAPITAL GROUP, INC.

335 Madison Avenue – 11th Floor
New York, NY 10017

****

Statement of Financial Condition

December 31, 2007

****

Matrix Capital Group, Inc.
Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	106,002
Due from broker		116,477
Securities owned, at market value		240,731
Distribution fees receivable		71,678
Furniture, fixtures, and equipment at cost, less accumulated depreciation of $58,431		16,823
Due from employees		55,192
Other assets		78,747
Deferred tax		23,000
Total assets	**$**	**708,650**
Liabilities and Stockholders' Equity		
Liabilities		
Accrued expenses	$	91,211
Taxes payable		1,900
Total liabilities		93,111
Stockholders' equity		
Class A common stock, $0.10 par value; 300,000 shares authorized, 187,238 issued		18,724
Class B common stock, $0.10 par value; 100,000 shares authorized		-
Additional paid-in capital		1,001,738
Due from stockholder		(214,500)
Accumulated deficit		(180,954)
		625,008
Less: Treasury stock at cost, 64,875 shares		(9,469)
Total stockholders' equity		615,539
Total liabilities and stockholders' equity	**$**	**708,650**

The accompanying notes are an integral part of this financial statement.

1. Summary of Significant Accounting Policies

General
Matrix Capital Group, Inc., (the "Company"), which became a broker-dealer in 1993, is registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is engaged in executing transactions on behalf of its clients. The Company operates under a clearing agreement with another broker, whereby such broker assumes and maintains the Company's customers' accounts.

Effective February 15, 2005, the Company created a new division engaged in providing administrative and distribution services for several funds.

Securities Transactions
Securities transactions and related expenses are recorded on a trade date basis.

Deferred Income Taxes
The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates applied to taxable income in the years in which those differences are expected to be recovered or settled. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized.

Furniture, Fixtures and Equipment
Furniture, fixtures and equipment are stated at cost less accumulated depreciation.

Depreciation is computed using accelerated methods over the estimated useful lives of related assets ranging from 5-7 years.

Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Securities Owned
Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2. Rent

The Company sublets office space in New York City and leases office space in Pennsylvania on a month-to-month basis.

During January 2008, the client entered into a new subleasing agreement for additional office space in New York City.

Future annual rental payments due are as follows:

Years Ending December 31,	Amount
2008	$ 95,341
2009	101,669
2010	104,721
2011	44,788
	$ 346,519

3. Due From Broker

Due from broker consists of the following:

Deposit at clearing broker	$ 200,000
Due to clearing broker	(83,523)
	$ 116,477

4. Related Party Transaction

Commission income amounting to approximately $130,000 was derived from an affiliated company. As of December 31, 2007, the affiliation has ended.

Certain stockholders of the Company are general partners in an investment partnership which utilizes brokerage services of the Company.

Advances made to employees during 2007 amounted to $328,900. At December 31, 2007, advances receivable by the Company amounted to approximately $55,000.

Throughout 2007, the Company made advances to an employee amounting to $214,500. On December 31, 2007, a note receivable was executed for these advances. The note is payable in full on December 31, 2010 with an interest rate of 4% per annum. At December 31, 2007, the interest receivable amounted to $2,949.

5. Securities Owned

Securities owned, at market value are as follows:

	December 31, 2007
Money market	$ 62,809
U.S. treasury fund	11,427
Corporate equities	166,495
	$ 240,731

6. Income Taxes

A net deferred tax asset has been established for temporary differences arising from receivables, prepaid expenses, depreciation, accrued expenses and net operating loss carryforwards.

The Company's total deferred tax asset and deferred tax liability at December 31, 2007 are as follows:

	Amount
Current deferred tax liability, net	$ (16,000)
Non-current deferred tax asset, net	$ 39,000

The Company did not record a valuation allowance at December 31, 2007.

7. Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, a broker-dealer is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2007, the Company had net capital as defined of $333,362 which is $233,362 in excess of its required net capital of $100,000. The Company had aggregate indebtedness of $93,111. The Company's net capital ratio was .28 to 1.

8. Concentration of Credit Risk

From time to time, the Company has cash in a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration of cash. At December 31, 2007, the excess amounted to $7,002.

9. Off-Balance-Sheet Risk

The Company utilizes the services of a clearing broker for the settlement of customer transactions. All customers' money balances and security positions (long and short) are carried on the books of the clearing broker. These activities may expose the Company to off-balance-sheet credit risk in the event that the clearing broker or the customer is unable to fulfill their obligations.

The Company's Statement of Financial Condition as of December 31, 2007 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

INDEPENDENT AUDITORS' REPORT

****

To the Board of Directors
Matrix Capital Group, Inc.

We have audited the accompanying statement of financial condition of Matrix Capital Group, Inc. (the "Company") as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Matrix Capital Group, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
March 26, 2008